

December 21, 2012

Via E-mail
C. Patrick Machado
Chief Business Officer and Chief Financial Officer
Medivation, Inc.
525 Market Street
36th floor
San Francisco, CA 94105

      Re: Medivation, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 29, 2012
              File No. 001-32836

Dear Mr. Machado:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

The Astellas Collaboration Agreement, page 6

1. We note that Astellas is obligated to pay you royalties on the amount of aggregate net sales of each product outside of the U.S ("Licensed Territory"). We also note that a European marketing application is currently under review by the EMA for XTANDI. Please provide us with draft disclosure for future filings that expands your disclosure to provide the duration of the collaboration agreement with Astellas in the Shared Territory and the Licensed Territory and a range of royalties, within a ten percent range (e.g. single digits, teens, twenties, etc…) from the lowest tier and the highest tier, that Astellas is obligated to pay you for sales of products outside of the U.S. Please note that notwithstanding your confidential treatment request, we deem this information material to investors.

Notes to Consolidated Financial Statements

3. Collaboration Agreements
(a) Collaboration Agreement with Astellas, page 74

2. Please provide revised proposed disclosure to be included in future filings, that breaks out the $335 million in development milestones between those that are substantive and those that are not. Also describe each substantive milestone and the related contingent consideration for your Astellas agreement in addition to the $60 million in milestones that you have disclosed. Refer to ASC 605-28-50-2b.

11. Commitments and Contingencies
(c) Litigation, page 86

3. You state that "the outcome of the litigation is necessarily uncertain". Please provide proposed revisions to your disclosure that comply with the language in ASC 450-20-50-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant